Mustang Alliances, Inc.
2855 N. University Drive
Suite 320
Coral Springs, FL  33065

October 18, 2011

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Linda Cvrkel, Branch Chief

Re:   Mustang Alliances, Inc.
Form 10-K for the Year Ended December 31, 2010, filed April 14,2011
File No. 000-54212

Dear Ms. Cvrkel:

We are submitting to the Securities and Exchange Commission (the "Commission") the following response to the Commission’s comment letter dated October 14, 2011, with reference to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010, filed with the Commission on April 14, 2011 (the “Annual Report”).

Form 10-Q for the Quarter Ended June 30, 2011

Item 4. Controls and Procedures

1.
We note from your response to our prior comment one that the appointment of a chief financial officer lead to the conclusion that as of the end of the quarter ended June 30, 2011, your internal controls were not effective and such conclusion could not have been made prior to the appointment of such individual on July 22, 2011. However, we do not believe that your response supports an effective conclusion on disclosure controls and procedures and ICFR for the year ended December 31, 2010 and the quarter ended March 31, 2011. In fact, your response appears to imply that disclosure controls and procedures and ICFR may have been ineffective prior to the second quarter of 2011, but were not appropriately evaluated due to the absence of a chief financial officer during those reporting periods. As previously requested, please clearly explain to us in detail why you believe that a conclusion that both disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2010 and March 31, 2011 is appropriate. Additionally, please advise or revise your Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarter ended March 31, 2011 to include an appropriate conclusion as to the effectiveness of your disclosure controls and procedures and internal controls over financial reporting.

Response:     At the time the Annual Report on Form 10-K for the year ended December 31, 2010 and the Current Report on Form 10-Q for the quarter ended March 31, 2011 were filed (April 14, 2011 and May 23, 2011, respectively), the Company did not have a chief financial officer. As such, management of the Company at such time had determined that the disclosure controls and procedures and internal controls over financial reporting were adequate. In light of the appointment in July of Mr. Wolfe as the principal financial and accounting officer, the controls and procedures and internal controls were evaluated and it has now been determined that the controls and procedures were ineffective. Accordingly, the Company is filing an amendment to its Form 10-K and Form 10-Q for the quarter ended March 31, 2011 to disclose its conclusion regarding the ineffectiveness of the disclosure controls and procedures and internal controls over financial reporting.

We acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions regarding the Company, please do not hesitate to contact the undersigned or our counsel, David Lubin, Esq. at 516-887-8200, fax number 516-887-8250; email david@dlubinassociates.com.

Sincerely,

MUSTANG ALLIANCES, INC.

By	/s/ Leonard Sternheim
Leonard Sternheim
President, Chief Executive Officer and Chairman
(Principal Executive Officer)

By	/s/ Lawrence H. Wolfe
Lawrence H. Wolfe
Chief Financial Officer
(Principal Financial and Accounting Officer)